December 9, 2024

Andrew Brodkey
Chief Executive Officer
Idaho Copper Corporation
800 W. Main Street , Suite 1460
Boise, ID 83702

       Re: Idaho Copper Corporation
           Amendment No. 2 to Registration Statement on Form S-1
           Filed November 22, 2024
           File No. 333-280762
Dear Andrew Brodkey:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 25

1.     We note your response to prior comment 1. However, no revision was made.
We re-
       issue the comment. As of July 31, 2024, you state that you "expect to incur expenses offset by revenues during the next twelve months of operations." You also state that
       "the Company does not project revenue for the next few years." Please revise the contradicting statements accordingly.
Consolidated Statements of Cash Flows, page F-7

2. We note your response to prior comment 4. Given that you acknowledge the amounts are misclassified, tell us why you did not revise the presentation or revise in the next
 December 9, 2024
Page 2

       filing. Additionally, address how $36,000 of Proceeds from non-current bond liabilities were received when no bond liabilities appear to have been issued in 2023, per Note 5.
Note 4 - Convertible Notes, page F-12

3. We note your responses to prior comments 4 and 5. Please provide us with rollforward schedules for each of the years ended January 31, 2024 and
2023 and
       through April 5, 2024, when the notes were converted to common stock.
The
       rollforward schedules should begin with the balance of convertible notes as of
       February 1, 2022 through to the ending balance as of January 31, 2023, continue to the ending balance as of January 31, 2024 and end with the zero balance at April 5,
       2024. In these rollforward schedules, please show dates and amounts of each convertible note issued during these periods. In addition, show any discounts associated with each convertible note and other applicable reconciling items with clear explanations. The total of the balances should match the amounts presented in the balance sheets as of January 31, 2023, January 31, 2024 and July 31, 2024.
4. We note your response to prior comment 7. In this regard, we note that Convertible
       Notes at December 31, 2022 in the ICUMO unaudited financial statements in the
       Form 8-K/A filed on February 14, 2023 totaled $3,674,000. Explain to us the difference between the $3,674,000 value and the $898,000 carrying value of ICUMO notes detailed in your response.
Note 10 - Subsequent Events, page F-29

5. Your response to prior comment 9 referred us to page F-29. However, your disclosure does not appear to address prior comment 9 and does not update for the current balances at July 31, 2024. We note from pages 5 and 47 that you have 258,340,664 shares of common stock issued and outstanding at November 21, 2024. In addition, we note from the Condensed Consolidated Balance Sheet as of July 31, 2024 on page
       F-17 that you had 249,946,937 shares of common stock issued and outstanding.
       Please revise to disclose the shares issued subsequent to July 31, 2024 to include the date of issuance, number of shares issued, the purpose of issuances and the value of the shares issued.
Exhibits
96.1, page II-2

6. We note your response to comment 10. Please address the following with respect to your technical report summary:

             Revise to include the point of reference at which your mineral resources were calculated, for example in-situ, mill feed, saleable product, etc, as required by
           Item 601(b)(96)(iii)(B)(11)(1) of Regulation S-K;
             Revise to discuss the operating costs associated with your cut-off grade as required by Item 601(b)(96)(iii)(B)(11)(iii) of Regulation S-K, and provide additional disclosure regarding the incremental cost associated with the cost to process the material that has been sorted. For example, the pricing that you have
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Page 3

           referenced related to your cut-off grade is a finished product price, however the unit cost does not appear to cover all incremental costs up to the point of a saleable product;
             Revise to discuss the uncertainty in the estimates of inferred, indicated, and measured resources as required by Item 601(b)(96)(iii)(B)(11)(v) of Regulation S-
           K;
             Revise to provide the qualified persons opinion of whether all issues relating to all relevant technical and economic factors can be resolved with further work as required by Item 601(b)(96)(iii)(B)(11)(vi) of Regulation S-K;
             Please revise to ensure all figures and references to figures are correct. For example, Figure 11-1, 11-2, and 11-3 on page 99 do not appear to be correct;
             Revise to clarify if Tables 19-2 and 19-3 include inferred resources. The LOM project annual cash flow should be included for the non-inferred resources and all tables under Item 19 should be adequately labeled and described.

       If you continue to disclose mineral resources, please disclose the mineral resources and all of the information required under Item 1304(d) of Regulation S-K in your registration statement and annual filings, including the price, cut-off grade, metallurgical recovery factor, and the specific point of reference. Please contact Steve Lo at 202-551-3394 or Kimberly Calder at
202-551-3701 if you
have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 for questions regarding the engineering comments.
Please contact Cheryl Brown at 202-551-3905 or Irene Barberena-Meissner at 202-551-6548
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Cassi Olson